9800 Fredericksburg Road

San Antonio, Texas 78288

February 24, 2017

Mr. Jay Williamson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 138 to the Registration
Statement on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572;
811-7852)

Dear Mr. Williamson:

On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff (Staff) of the U.S. Securities and Exchange Commission (the SEC) on February 3, 2017, concerning Post-Effective Amendment No. 138 (the Post-Effective Amendment) to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (the Trust), which was filed with the SEC on December 21, 2016, on behalf of the USAA Nasdaq- 100 Index Fund and USAA Ultra Short-Term Bond Fund, series of the Trust (the Funds), and the Trust's responses thereto.

The Staff's comments are set forth in italics and are followed by the Trust's responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments

1. Comment: In response to the Staff's comments, please file a written response as correspondence on EDGAR and include sample revised disclosure. Please apply comments on one section of the Post-Effective Amendment to other sections where applicable. Please file in advance of the effective date of the Post-Effective Amendment to allow time for review.

Response: The Trust is filing this letter as correspondence on EDGAR to respond in writing to the Staff's comments on the Post-Effective Amendment. Where appropriate, the Trust will include sample revised disclosure and will apply comments on one section of the Post-Effective Amendment to other sections where applicable.

Nasdaq-100 Fund Prospectus

2. Comment: Please explain in your response how you estimated R6 share class expenses for purposes of the fee table.

Response: The estimated expenses are based on an assumption of $15 million average net assets, which was selected by management based on reasonable sales expectations. We use the board- approved contractual rates for advisory fees, administration and servicing fees, and transfer agency fees, estimate state registration expenses based on experience with other new share classes, and estimate custodian fees and any other expenses based on the expense ratio of the other share classes of the Fund.

3. Comment: Please update the Fund's Average Annual Total Returns chart with 2016 numbers as appropriate.

Response: The Trust has made the requested change.

Ultra Short-Term Bond Fund Prospectus

4. Comment: The Staff notes that the Fund's Principal Investment Strategy includes investments in "other securities believed to have debt-like characteristics, including synthetic securities." Please clarify what synthetic securities are, and why you believe they have debt-like characteristics.

Response: Synthetic securities are discussed further in the Statement of Additional Information, and include tender option bonds and bond receipts, which are debt securities with put options and/or guarantees. The Trust has revised the Principal Investment Strategy disclosure to remove the reference to "synthetic securities," however, as investment in these types of securities is not part of the Fund's principal investment strategy. The revised disclosure is provided below:

"The Fund will invest primarily in U.S. dollar-denominated debt securities that may include, but are not limited to, obligations of U.S., state, and local governments, their agencies and instrumentalities; mortgage- and asset-backed securities; corporate debt securities; repurchase agreements; and other securities believed to have debt-like characteristics."

5. Comment: The Staff notes that the Fund's discussion of "Risks" on page 12 includes references to investments in derivatives. If investment in derivatives is part of the Fund's investment strategy, please provide appropriate and enhanced strategy disclosure about the types of derivatives the Fund invests in and how they are used.

Response: The Trust has removed the discussion of derivatives from the "Risks" as the Fund does not intend to invest in derivatives.

Statement of Additional Information

6. Comment: The Staff notes that in the first paragraph on page 32, under "Investment Restrictions" relating to the Funds' concentration policy, the disclosure states that the "Manager and Subadviser(s) also may include additional industries as separate classifications, to the extent applicable." Please explain why you believe this level of adviser discretion is appropriate and would not result in either a change to the concentration policy that would require a shareholder vote or an impermissible freedom of action.

Response: The Trust believes that the current disclosure is appropriate and consistent with relevant precedent. Neither the 1940 Act nor any regulation thereunder, including Form N-1A, defines the term "industry," Relevant precedent provides that funds may define the term in "any reasonable way" (In re Charles Schwab Corp. Sec. Lig., N.D. Cal. Mar. 30, 2010). The language cited above gives the Funds' adviser and subadvisers the flexibility to establish industry classifications in addition to those recognized by certain industry classification services. The Trust believes that this practice is reasonable and consistent with industry practice. This is particularly the case with multi-manager fund complexes given that it is not uncommon for subadvisers to have different methodologies for defining industries. To the extent the adviser or a subadviser establishes an additional industry classification for a Fund, the Fund would continue to comply with the limits set forth in its current concentration policy with respect to its investment in that industry. Further, any additional industry classification established by the adviser or a subadviser would be established consistent with the Fund's respective investment strategy as described in its prospectus.

If you have any questions with respect to the enclosed, please contact me at (210) 498-0034.

Sincerely,

Daniel Mavico

Assistant Secretary

USAA Mutual Funds Trust